Exhibit (a)(7)

Air Products and Chemicals, Inc.	John E. McGlade
7201 Hamilton Boulevard	Chairman, President, and
Allentown, PA 18195-1501	Chief Executive Officer
Tel 610-481-6597
Fax 610-706-5310
E-mail mcgladje@airproducts.com

Via FedEx

20 November 2009

Mr. Peter McCausland

Chairman, President and CEO

Airgas, Inc.

259 N. Radnor-Chester Rd., Suite 100

Radnor, PA 19087-5283

Dear Peter:

I appreciate the several opportunities we have taken to meet and discuss Air Products’ strong interest in acquiring Airgas. I have further reviewed this interest with my Board of Directors this week and, with the full support of the Board, wanted to formalize our offer to acquire all of Airgas’ outstanding shares for $60 per share, equivalent to 0.7296 shares of Air Products’ common stock based on closing prices as of November 19, 2009. This offer provides your shareholders a generous premium over Airgas’ current market value, the potential for tax advantage, and a substantial equity interest in the combined company with access to accelerated future growth and value appreciation. Similar to other recent all-stock transactions, we also expect to buy back a substantial number of shares post-closing of the transaction.

As we have previously discussed, this combination presents compelling industrial and strategic logic. Specifically, the combined company (i) would create a leading industrial gas company with world-class scale and capability in all three modes of supply (packaged gas, liquid bulk, tonnage), (ii) would attain a lower cost structure than either of our companies could achieve individually, and (iii) as a consequence, would be positioned to grow faster both in the U.S. and internationally than either of us might achieve separately.

This offer is based on a careful review of publicly available information and represents full and fair value. Nonetheless, we welcome the opportunity to identify incremental value above and beyond what we have offered and are prepared to engage with you promptly to better understand the sources of that value and how best to share the value between our respective shareholders. To that end, we and our advisors request a meeting with you and your advisors as

Mr. Peter McCausland	-2-	20 November 2009

soon as possible, both to explore such additional sources of value and to move expeditiously towards consummating a transaction.

We look forward to a formal response from you and to further discussion regarding our proposal. In the meantime, if you would like to discuss any aspect of our proposal, please feel free to call me at 610-481-6597.

Very truly yours,